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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED FEB 26 2002 WASH, D.C. 354 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 9840

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FRANK CHAPPELLE & COMPANY, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 SOUTHBRIDGE PARKWAY, SUITE 519
(No. and Street)

BIRMINGHAM,	ALABAMA	35209-1301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RAMSEY K. REICH 205-802-1101
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

E. L. GOOLSBY & COMPANY, P.C.
(Name — *if individual, state last, first, middle name*)

2000 1ST AVENUE, NORTH, SUITE 248	BIRMINGHAM,	ALABAMA	35203
(Address)	(City)	(State)	

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

P 3/11/02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RAMSEY REICH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FRANK CHAPPELLE & COMPANY, INC., BIRMINGHAM, ALABAMA, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public

NOTARY PUBLIC STATE OF ALABAMA AT LARGE
MY COMMISSION EXPIRES: Oct 11, 2003
BONDED THRU NOTARY PUBLIC UNDERWRITERS

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRANK CHAPPELLE & COMPANY, INC
BIRMINGHAM, ALABAMA
FINANCIAL QUESTIONNAIRE – FORM X-17A-5
DECEMBER 31, 2001

QUESTIONS:

	LEDGER DEBIT	BALANCE CREDIT	SECURITITES LONG	VALUATION SHORT
1. Bank Balance & Other Deposits				
(A) Cash in Bank – Subject To Immediate Withdrawal	$ 2,681.43			
(B) Cash in Bank-Money Market	$ 2,839.09			
4. Other Open Items With Brokers				
(A) and Dealers (Trail Comm. Due)	$16,859.23			
(B) Accounts Receivable-Stockholder	$60,930.83			
(D) Securities Failed to Receive				
1. For Customers				
5. Valuation of Securities in Box & Transfer				$161,221.86
6. Customer Security Accounts				
(A) Bona Fide Cash Accounts				
1. Accounts with debit balances				
(G) Fully Paid Securities not segregated				
10. Trading & Investment Accounts of Respondent				
(A)(1) Securities Account Non- Exempted	$161,221.86		$161,221.86	
(2) Securities Account Exempted (Market Value – See Schedule)				
11. Capital Accounts				
(C) Corporations				
1. Capital Stock - Common (Authorized $20,000.00) 200 Shares Outstanding Par Value $100.00 Per Share		$ 20,000.00		
2. Capital Surplus		$ 10,957.14		
3. Earned Surplus (Securities Reflected at Market Value)		$228,966.68		
13. Other Accounts, etc.				
Prepaid Taxes				
Accrued Interest & Dividends Receivable on Securities				
Furniture & Fixtures – Office	$ 13,726.09			
Reserve for Depreciation - Office Furniture		$ 13,455.30		
Automobile Equipment	$ 35,661.83			
Reserve for Depreciation - Automobile		$ 14,660.00		
Interest Payable				
Accrued Payroll Taxes Payable		$ 497.62		
Notes Payable – Bank				
Accounts Payable – Expense (Due to Local Creditors)		$ 5,314.69		
Accrued Advalorem Tax Payable		$ 68.93		
Accrued Corporate Income Tax Payable		.00		
Total	$293,920.36	$293,920.36	$161,221.86	$161,221.86

14. Contractual commitments not recorded in Books – None
15. Contingent Items - None

AUDIT REPORT

FRANK CHAPPELLE & COMPANY, INC.

BIRMINGHAM, ALABAMA

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

E.L. Goolsby & Company, P.C.

Certified Public Accountants

FRANK CHAPPELLE & COMPANY, INC.
BIRMINGHAM, ALABAMA
REPORT OF EXAMINATION OF ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000


SEC MAIL PROCESSING
RECEIVED
FEB 26 2002
WASH, D.C. 354 SECTION

INDEX

E. L. GOOLSBY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
2000 FIRST AVE. NO.
SUITE 248
BIRMINGHAM, ALABAMA 35203
Telephone (205) 251-8362
FAX (205) 251-8304
AL Watts 1-800-215-8362

PARTNERS:
ERNEST L. GOOLSBY, JR. CPA
MARK S. GOOLSBY CPA

ERNEST L. GOOLSBY (1883-1953)
JAMES E. WALKLEY (1912-1988)

Members American Institute of
Certified Public Accountants

Alabama Association of
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Frank Chappelle & Company, Inc.
Birmingham, Alabama

Gentlemen:

We have audited the accompanying balance sheets of Frank Chappelle & Company, Inc., as of December 2001 and 2000 and the related statement of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frank Chappelle & Company, Inc., as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

E. L. Goolsby & Company, P.C.
Certified Public Accountants

February 20, 2002

FRANK CHAPPELLE & COMPANY, INC.
BIRMINGHAM, ALABAMA
COMPARATIVE BALANCE SHEET
DECEMBER 31, 2001 AND 2000

	DEC. 31, 2001	DEC. 31, 2000
ASSETS		
CURRENT ASSETS:		
Cash in Banks - Demand Deposits	$ 2,681.43	$ 1,297.60
Cash in Bank - Money Market Accounts	2,839.09	18,680.75
Accounts Receivable - Distributors	16,859.23	13,996.17
Accounts Receivable - Employees and Others	6,230.83	4,800.00
Notes Receivable - Connie Reich - Stockholder	9,671.08	23,623.70
Accrued Interest Receivable - Connie Reich - Stockholder	-	37.10
Total Current Assets	$ 38,281.66	$ 62,435.32
LONG TERM RECEIVABLE - (Maturity After 12 Months)		
Notes Receivable - Connie Reich (Stockholder)	45,028.92	45,876.30
INVESTMENTS:		
Marketable Equity Securities at Fair Value Held by NBC Securities, Inc. at 12-31-2001	161,221.86	173,337.03
CAPITAL ASSETS:		
Furniture and Eixtures	$ 13,726.09	$ 13,726.09
Automobile Equipment	35,661.83	35,661.83
Total	$ 49,387.92	$ 49,387.92
Less: Accumulated Depreciation	28,115.30	26,214.30
Total Capital Assets - Net	$ 21,272.62	$ 23,173.62
Total Assets	$ 265,805.06	$ 304,822.27
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts Payable - Expenses	$ 5,314.69	$ 794.91
Accrued Advalorem Tax and Payroll Tax Payable	566.55	1,639.18
Total Current Liabilities	$ 5,881.24	$ 2,434.09
STOCKHOLDERS' EQUITY:		
Capital Stock, $100.00 Par Value; 200 Shares authorized, 200 Shares issued and outstanding at December 31, 2001 and 2000	$ 20,000.00	$ 20,000.00
Paid in Surplus	10,957.14	10,957.14
Unrealized Holding gains on Marketable equity securities	118,998.94	131,114.11
Retained Earnings	109,967.74	140,316.93
Total Stockholders' Equity	$ 259,923.82	$ 302,388.18
Total Liabilities and Stockholders' Equity	$ 265,805.06	$ 304,822.27

The accompanying notes are an integral part of the financial statements.

FRANK CHAPPELLE & COMPANY, INC.
BIRMINGHAM, ALABAMA
COMPARATIVE STATEMENT OF INCOME AND EXPENSE
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	YEAR ENDED DEC. 31, 2001	YEAR ENDED DEC. 31, 2000
INCOME:		
Sales Commissions	$ 257,399.83	$ 149,940.46
SELLING EXPENSE:		
Salesmen Commissions	$ 171,141.57	$ 39,948.02
Advertising	1,060.96	750.08
Automobile Expense	562.09	2,828.77
Travel and Entertainment Expense	6,781.31	5,642.22
Registration and Assessment Fees	3,899.00	4,320.00
Depreciation - Automobile Equipment	1,775.00	1,775.00
Total Selling Expense	$ 185,219.93	$ 55,264.09
Selling Income	$ 72,179.90	$ 94,676.37
GENERAL AND ADMINISTRATIVE EXPENSE:		
Officers Compensation	$ 30,000.00	$ 37,600.00
Office Salaries and Bonuses	8,897.11	28,440.47
Rent and Parking	216.32	4,950.00
Telephone	1,550.71	5,681.26
Stationery, Postage & General Office Expense	2,776.01	9,062.93
Hospital Insurance	8,481.00	7,462.00
Insurance	2,402.00	2,088.08
Moving Expense	50.37	790.00
Tax and License	3,305.28	6,866.05
Susbsciptions and Dues	1,140.00	2,404.37
Legal and Professional	5,416.00	9,334.25
Equipment Rental & Miscellaneous Expense	1,632.91	1,801.34
Depreciation - Furniture and Fixtures	126.00	169.00
Total General Expense	$ 65,993.71	$ 116,649.75
Operating Income (Loss)	$ 6,186.19	$ (21,973.38)
OTHER INCOME:		
Gain on Sale of Investments	$ -	$ 42,347.53
Dividends Received	3,680.96	3,646.62
Interest Income	5,256.19	6,791.22
Total Other Income	$ 8,937.15	$ 52,785.37
Total	$ 15,123.34	$ 30,811.99
OTHER DEDUCTIONS:		
Interest Expense	472.53	3,580.39
Net Income	$ 14,650.81	$ 27,231.60

The accompanying notes are an integral part of the financial statements.

Increase in income and salesmen commissions is due to inclusion of Group Variable Annuity business per NASD regulations.

FRANK CHAPPELLE & COMPANY, INC.
BIRMINGHAM, ALABAMA
COMPARATIVE STATEMENT OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	YEAR ENDED DEC. 31, 2001	YEAR ENDED DEC. 31, 2000
Shareholders' Equity - Beginning:		
Capital Stock - Common	$ 20,000.00	$ 20,000.00
Paid in Surplus	10,957.14	10,957.14
Unrealized Holding gains on Marketable Equity Securities	131,114.11	136,067.98
Retained Earnings	140,316.93	148,622.87
Total Shareholders' Equity - Beginning	$ 302,388.18	$ 315,647.99
Add:		
Net Income for the Year	14,650.81	27,231.60
Total	$ 317,038.99	$ 342,879.59
Deduct:		
Dividends Paid to Shareholders	45,000.00	35,500.00
Total	$ 272,038.99	$ 307,379.59
Shareholders' Equity - Ending:		
Capital Stock - Common	$ 20,000.00	$ 20,000.00
Paid in Surplus	10,957.14	10,957.14
Unrealized Holding gains on Marketable Equity Securities	118,998.94	131,114.11
Retained Earnings	109,967.74	140,316.93
Total Shareholders' Equity - Ending	$ 259,923.82	$ 302,388.18

The accompanying notes are an integral part of the financial statements.

FRANK CHAPPELLE & COMPANY, INC.
BIRMINGHAM, ALABAMA
STATEMENT OF CASH FLOWS (INDIRECT METHOD)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	YEAR ENDED DEC. 31, 2001	YEAR ENDED DEC. 31, 2000
Cash Flows from Operating Activities:		
Net Income	$ 14,650.81	$ 27,231.60
Adjustment to Reconcile Net Loss to Net Cash Provided by Operating Activities:		
Depreciation	$ 1,901.00	$ 1,944.00
Decrease (Increase) in Accounts Receivable - Stockholder - Employees	12,558.89	(13,395.59)
(Increase) Decrease in Accounts Receivable - Distributors	(2,863.06)	94.53
Increase (Decrease) in Accounts Payable - Expenses	4,519.78	(69,786.04)
(Decrease) Increase in Accrued Advalorem Tax Payable	(1,072.63)	905.80
Total Adjustments	$ 15,043.98	$ (80,237.30)
Net Cash Provided by Operating Activities	$ 29,694.79	$ (53,005.70)
Cash Flows from Investing Activities		
Payments from Issurance of Long-term Notes Receivable	$ 847.38	$ 11,973.49
Capital Expenditures	-	-
Proceeds from Sale of Securities	-	59,929.17
Purchase of Securities and Additional Investment in Money Market Funds	-	(143.60)
Net Cash Provided by Investing Activities	$ 30,542.17	$ 18,753.36
Cash Flows from Financing Activities		
Dividends Paid	(45,000.00)	(35,500.00)
Net (Decrease) Increase in Cash and Cash Equivalents	$ (14,457.83)	$ (16,746.64)
Cash and Cash Equivalents at Beginning of Year	19,978.35	36,724.99
Cash and Cash Equivalents at End of Year	$ 5,520.52	$ 19,978.35

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:		
Interest	$ 472.53	$ 3,580.30
Income Taxes	-	-

The accompanying notes are an integral part of the financial statements.

FRANK CHAPPELLE & COMPANY, INC.
BIRMINGHAM, ALABAMA
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND DECEMBER 31, 2000

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

A) Investment Securities:

Investment securities are carried at cost as of the date of purchase. Gains or losses on the sale of securities are recognized at the time of sale. Market values of securities are reflected in Schedule 1 as of December 31, 2001.

B) The company computes depreciation on the straight line method for both financial reporting and federal income tax purposes. The estimated useful lives used to compute depreciation are as follows:

Furniture and Office Equipment	7-10 years
Automotive Equipment	5 years

C) The books and records are maintained using the accrual method in accordance with generally accepted accounting principles.

D) Statements of Cash Flows - For purposes of the statements of cash flows, Frank Chappelle & Company, Inc., considers all highly liquid investments with a maturity of three months or less at date of purchase are carried at fair value and considered to be cash equivalents.

E) Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the company may undertake in the future, actual results ultimately may differ from the estimates.

NOTES TO FINANCIAL STATEMENTS:

Cash in Banks:

The company maintains a regular and a special checking account in Colonial Bank, Birmingham, Alabama. The balances in bank account at December 31, 2001 and 2000 were as follows:

	Dec. 31, 2001	Dec. 31, 2000
Colonial Bank, N.A., Birmingham, AL - Regular	$ 2,681.43	$ 1,297.60

CASH IN BANKS - MONEY MARKET FUND:

The company maintains an interest bearing money market account at Colonial Bank, Birmingham, Alabama. This account is used to deposit surplus funds in order to earn interest. The balances in this bank account at December 31, 2001 and 2000 were as follows:

	Dec. 31, 2001	Dec. 31, 2000
Colonial Bank, N.A., Birmingham, AL Money Market	$ 2,838.80	$ 17,782.61
National Bank of Commerce, Investment Account Money Market	.29	898.14
Total	$ 2,839.09	$ 18,680.75

The broker dealer was not required to maintain a special reserve bank account for customers, and is exempt from SEC Rule 15C3-3 by Section K(1)(A) of said rules.

FRANK CHAPPELLE & COMPANY, INC.
BIRMINGHAM, ALABAMA
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND DECEMBER 31, 2000

ACCOUNTS RECEIVABLE - DISTRIBUTORS:

There was due from distributor's companies at December 31, 2001 and 2000 quarterly regular and trail commissions for the quarters ending December 31, 2001 and 2000, that were received in January. The trail commissions for the quarter ending December 31, 2001 were due from distributors listed in Schedule on page 17. The balances due at December 31, 2001 and 2000 were as follows:

	Dec. 31, 2001	Dec. 31, 2000
Trail Commissions due from Distributors	$ 16,859.23	$ 13,996.17

ACCOUNTS RECEIVABLE - STOCKHOLDERS AND EMPLOYEES:

There was due from the president, Ramsey Reich the sum of $6,230.83 at December 31, 2001. This amount is payable on demand and is unsecured. The balance in the account at December 31, 2001 and 2000 are as follows:

	Dec. 31, 2001	Dec. 31, 2000
Accounts Receivable - Stockholder & Employees	$ 6,230.83	$ 4,800.00

NOTES RECEIVABLE - STOCKHOLDERS:

There was due from Connie Reich, the sole stockholder of the company, the sum of $54,700.00 payable monthly at $1,057.50 per month, which includes interest computed at 6% per annum. This note is payable over a 5 year period, with maturity as follows:

Maturity	Principal
2002	$ 9,671.08
2003	10,267.58
2004	10,900.86
2005	11,573.20
2006	12,287.28
Total	$54,700.00

Mrs. Connie Reich did not make any principal payments on this note in the calendar year 2001, but did pay the interest due on note.

SECURITY INVESTMENTS:

The company has invested in various stocks for its own account. As of December 31, 2001 and December 31, 2000 the cost and market value of the securities was as follows:

	Dec. 31, 2001	Dec. 31, 2000
Cost Basis of Securities (Common Stocks	$ 42,222.92	$ 42,222.92
Market Value of Securities (Common Stocks)	161,221.86	173,337.03

All securities are maintained for safekeeping with NBC Securities, Inc., Birmingham, Alabama, and were confirmed by us with correspondence to the company holding said securities.

The investment in common stock is carried on the balance sheet at the fair value of $161,221.86 at December 31, 2001 and $173,337.03 at December 31, 2000. Fair value per share was obtained by correspondence with NBC Securities, Inc., who holds all stock for safekeeping. The investment in common stocks is classified as available for sale under statement of financial accounting standards Number 115. Unrealized gains of $118,998.94 are included in stockholders' equity.

FRANK CHAPPELLE & COMPANY, INC.
BIRMINGHAM, ALABAMA
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND DECEMBER 31, 2000

CAPITAL ASSETS:

The capital assets of the company at December 31, 2001 and December 31, 2000 were as follows:

Description	Dec. 31, 2001	Dec. 31, 2000
Furniture and Fixtures and Computers	$ 13,726.09	$ 13,726.09
Automotive Equipment	35,661.83	35,661.83
	$ 49,387.92	$ 49,387.92
Less: Reserve for Depreciation	28,115.30	26,214.30
	$ 25,272.62	$ 23,173.62

ACCOUNTS PAYABLE - EXPENSES:

There was due to local creditors the following sums as of December 31, 2001 and December 31, 2000.:

	Dec. 31, 2001	Dec. 31, 2000
Accounts Payable Due to Local Creditors	$ 5,314.69	$ 794.91

A detailed listing of accounts payable due to local creditors at December 31, 2001 may be found in Schedule 3 of this report.

ACCRUED TAXES:

There were accrued taxes due as of December 31, 2001 and December 31, 2000 as follows:

	Dec. 31, 2001	Dec. 31, 2000
Payroll Taxes	$ 497.62	$ 1,383.88
Advalorem Taxes	68.93	255.83
Total	$ 566.55	$ 1,639.18

FRANK CHAPPELLE & COMPANY, INC.
BIRMINGHAM, ALABAMA
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND DECEMBER 31, 2000

STOCKHOLDERS' EQUITY:

The stockholders' Equity as of December 31, 2001 and December 31, 2000 was as follows:

	Dec. 31, 2001	Dec. 31, 2000
Capital Stock - Common	$ 20,000.00	$ 20,000.00
Paid in Surplus	10,957.14	10,957.14
Unrealized Holding Gains on Marketable Securities	118,998.94	131,114.11
Retained Earnings	109,967.74	140,316.93
Total Stockholders' Equity	$ 259,923.82	$ 302,388.18

ELECTION OF SUB S CORPORATION STATUS FOR INCOME TAX PURPOSES:

There have been no income tax accruals on the earnings of the company for the years 2001 and 2000.

The stockholders elected to be taxed as a Sub Chapter "S" Corporation on January 1, 1990, with each shareholder paying his pro-rata share of corporate income taxes on his personal income tax return. Consequently, the corporation's financial statements reflect no income tax liability for the year 2001 and 2000.

E. L. GOOLSBY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
2000 FIRST AVE. NO.
SUITE 248
BIRMINGHAM, ALABAMA 35203
Telephone (205) 251-8362
FAX (205) 251-8304
AL Watts 1-800-215-8362

PARTNERS:
ERNEST L. GOOLSBY, JR. CPA
MARK S. GOOLSBY CPA

ERNEST L. GOOLSBY (1883-1953)
JAMES E. WALKLEY (1912-1988)

Members American Institute of Certified Public Accountants

Alabama Association of Certified Public Accountants

Independent Auditor's Report
On Additional Information

Board of Directors
Frank Chappelle & Company, Inc.
Birmingham, Alabama

Gentlemen:

Our report on our audit on the basic financial statements of Frank Chappelle & Company, Inc., for December 31, 2001 and 2000 appears on page one. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The S.E.C. Report Section: (Rule 17A-5 (D) (1) is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

E.L. Goolsby & Company, P.C.
Certified Public Accountant

FRANK CHAPPELLE & COMPANY, INC.

BIRMINGHAM, ALABAMA

S.E.C. REPORT SECTION: (RULE 17A-5 (D) (1)

YEAR ENDED DECEMBER 31, 2001

FRANK CHAPPELLE & COMPANY, INC.
BIRMINGHAM, ALABAMA
STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING MUTUAL FUND DEALER
DECEMBER 31, 2001

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Cash on Hand and in Banks (Checking)	$ 2,681.43	$ -	$ 2,681.43
Cash in Money Market Accounts - Interest Bearing	2,839.09	-	2,839.09
Accounts Receivable - Distributors	-	16,859.23	16,859.23
Accounts Receivable - Employees	-	6,230.83	6,230.83
Notes Receivable - Stockholder	-	54,700.00	54,700.00
Other Securities at Market Value	161,221.86	-	161,221.86
Furniture and Equipment - Assets - Net	-	21,272.62	21,272.62
Total Assets	$166,742.38	$ 99,062.68	$265,805.06

LIABILITIES AND STOCKHOLDERS' EQUITY

	A. I. LIABILITIES	NON A. I. LIABILITIES	TOTAL
Accounts Payable - Expenses	$ 5,314.69	$ -0-	$ 5,314.69
Accrued Liabilities Payable	566.55	-0-	566.55
Total Liabilities	$ 5,881.24	$ -0-	$ 5,881.24

STOCKHOLDERS' EQUITY

Common Stock		$ 20,000.00
Additonal Paid in Capital		10,957.14
Retained Earnings (Carrying Investments at Cost)	$109,967.74	
Unrecognized Gain in Market Value of Securities (See Schedule)	118,998.94	228,966.68
Total Stockholders' Equity		$259,923.82
Total Liabilities and Stockholders' Equity		$265,805.06

Note: This statement of Financial Condition is presented in conformity with Rule 15C3-1 and is a format consistent with Form X-17A-5, Part II A.

FRANK CHAPPELLE & COMPANY, INC.
BIRMINGHAM, ALABAMA
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C-3
DECEMBER 31, 2001

Owner's Equity - Page 11	$259,923.82	
Less Non Allowable Assets	(99,062.68)	
Tentative Net Capital		$160,861.14
Less: Securities Haircuts	$24,183.28	
Undue Concentration Charges	10,273.92	$34,457.20
Net Capital		$126,403.94
Required Capital		5,000.00
Excess Net Capital		$121,403.94
A1 Requirement (AY15)		392.28
A1/NC		.01

Haircuts Computation:

Security	Sym	Shares	Price 12-31	Market Value	Haircut $
Archer Daniels Midland	ADM	5,894	14.35	$ 84,578.90	$12,686.84
American Electric Power,Inc.	AEP	180	43.53	7,835.40	1,175.31
Delta Airlines	DAL	240	29.26	7,022.40	1,053.36
Exxon Mobil	XOM	960	39.30	37,728.00	5,659.20
Scottish Power	SPI	232	21.70	5,034.40	755.16
Southern Company	SO	600	25.35	15,210.00	2,281.50
Mirant Corporation	MIR	238	16.02	3,812.76	571.91
Totals				$161,221.86	$24,183.28

Undue Concentration

Archer Daniels Midland	10,273.92
Total Haircuts	$34,457.20

FRANK CHAPPELLE & COMPANY, INC.
BIRMINGHAM, ALABAMA
RECONCILIATION OF ADJUSTED NET CAPITAL - FOCUS REPORT
DECEMBER 31, 2001

	COMPUTATION OF NET CAPITAL		
	AS PER AUDIT REPORT	AS PER FOCUS REPORT	DIFFERENCE
ASSETS			
CURRENT ASSETS:			
Cash in Bank - Demand	$ 2,681.43	$ 2,681.43	$ -
Cash in Money Market Accounts	2,839.09	3,169.57	(330.48)
Accounts Receivable	-	-	-
Total Current Assets	$ 5,520.52	$ 5,851.00	$ (330.48)
SECURITIES: (Market Value)			
Common Stock & Mutual Funds (Non-Exempt)	161,221.86	161,221.86	-
Total Assets (Allowable)	$ 166,742.38	$ 167,072.86	$ (330.48)
LIABILITIES			
CURRENT LIABILITIES:			
Accounts Payable - Expenses	$ 5,314.69	$ 4,815.00	$ 499.69
Accrued Liabilities	566.55	-	566.55
Total Current Liabilities	$ 5,881.24	$ 4,815.00	$ 1,066.24
CAPITAL:			
Net Capital	$ 160,861.14	$ 162,257.86	$(1,396.72)
DEDUCT: SECURITIES HAIRCUTS:			
Discount on Stocks and Mutual Funds	34,457.20	34,531.00	(73.80)
Adjusted Net Capital	$ 126,403.94	$ 127,726.86	$(1,322.92)

Note 1: This reconciliation of adjusted net capital is in compliance with Sub-Paragraph (d) (4) of Rule 17A-5.

FRANK CHAPPELLE & COMPANY, INC.
BIRMINGHAM, ALABAMA
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

Balance - January 1, 2001 (Market Value Method)		$302,388.18
Increases:		
Net Earnings for the year ending December 31, 2001	$ 14,650.81	
Increase in Market Value of Portfolio securities of Assets held for the entire year over prior period end values	-	
Total Increases		14,650.81
Decreases:		
Decrease in Market Value of Portfolio Securities of Assets held for the entire year over prior period end values	$ 12,115.17	
Dividends paid to stockholders - Year 2001	45,000.00	
Total Decreases		(57,115.17)
Balance - December 31, 2001 (Market Value Method)		$259,923.82

FRANK CHAPPELLE & COMPANY, INC.
BIRMINGHAM, ALABAMA
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2001

Balance January 1, 2001	$ 0
Increases During Year Ended December 31, 2001	0
Decreases During Year Ended December 31, 2001	0
Balance December 31, 2001	$ 0

FRANK CHAPPELLE & COMPANY, INC.
BIRMINGHAM, ALABAMA
SECURITIES OWNED
DECEMBER 31, 2001

NAME OF STOCK	NUMBER OF SHARES OWNED	COST BASIS AT DATE OF PURCHASE	MARKET VALUE DEC. 31, 2001
Common Stock			
American Electric Power Co., Inc.	180	$ 8,221.33	$ 7,835.40
Archer Daniels Midland	5894	11,610.60	84,578.90
Delta Air Lines	240	1,961.88	7,022.40
Exxon Mobil Corporation	960	2,087.63	37,728.00
The Southern Company	600	5,634.16	15,210.00
Scottish Power Company	232	8,988.40	5,034.40
Mirant Corporation (Spin-off of Southern Company)	238	3,718.92	3,812.76
Total		$ 42,222.92	$ 161,221.86

Note: Valuation of investment securities were furnished by Securities Department of First Commercial Bank, Birmingham, Alabama as of December 31, 2001.

FRANK CHAPPELLE & COMPANY, INC.
BIRMINGHAM, ALABAMA
ACCOUNTS RECEIVABLE - DISTRIBUTORS
DECEMBER 31, 2001

AIM	$ 195.87
Alger Fund	17.58
Alliance	2.50
American Skandia	187.73
Calvert	10.07
Delaware	114.94
Dreyfus Funds	14.19
Eaton Vance	35.97
Evergreen	95.92
ING	105.18
Liberty	438.41
MFS	158.15
Munder Funds	7.11
Nationwide	6,588.38
Oppenheimer Funds	348.03
Phoenix	1,132.39
Pimco	35.58
Pioneer Funds	836.88
Putnam	4,720.20
Seligman	2.90
Skutter	1,811.25
Total	$16,859.23

Note: The above accounts receivable due from distributors at December 31, 2001 were trail and regular commissions due for the quarter ending December 31, 2001, but not received until January, 2002.

FRANK CHAPPELLE & COMPANY, INC.
BIRMINGHAM, ALABAMA
ACCOUNTS PAYABLE - OPERATING EXPENSES
DECEMBER 31, 2001

Chappelle Consulting Group	$ 277.76
Citibank Credit Cards	4,839.73
Shell Oil Company	197.20
Total	$5,314.69

Schedule "3"

FRANK CHAPPELLE & COMPANY, INC.

BIRMINGHAM, ALABAMA

REPORT OF INTERNAL CONTROL

YEAR ENDED DECEMBER 31, 2001

FRANK CHAPPELLE & COMPANY, INC.
BIRMINGHAM, ALABAMA
REPORT OF INTERNAL CONTROL
FOR THE YEAR ENDED DECEMBER 31, 2001

In planning and performing our audit of the financial statements of Frank Chappelle & Company, Inc., for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Frank Chappelle & Company, Inc., that we considered relevant to the objectives stated in Rule 17a5 (g) (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a) (11) and the reserve required by rule 15c3-3 (e); (2) in making the quarterly securities examinations, counts verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. In additiona, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

FRANK CHAPPELLE & COMPANY, INC.
BIRMINGHAM, ALABAMA
REPORT OF INTERNAL CONTROL
FOR THE YEAR ENDED DECEMBER 31, 2001

Page 2 - Report of Internal Control Continued:

Our consideraton of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Internal Control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

E.L. Gaslsby & Company, P.C.
Certified Public Accountants